REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "**Agreement**") is made and entered into as of [●], 2026, by and among ESAB Corporation, a Delaware corporation (the "**Company**"), and the several signatories hereto.

This Agreement is made pursuant to the Purchase Agreement (the "**Mandatory Convertible Preferred Stock Purchase Agreement**"), dated as of the date hereof between the Company and each purchaser signatory thereto (each a "**Purchaser**" and collectively, the "**Purchasers**").

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each of the Holders agree as follows:

1. Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Mandatory Convertible Preferred Stock Purchase Agreement shall have the meanings given such terms in the Mandatory Convertible Preferred Stock Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

"**Advice**" has the meaning set forth in Section 7(d).

"**Affiliate**" has the meaning set forth in the Mandatory Convertible Preferred Stock Purchase Agreement.

"**Agreement**" has the meaning set forth in the Preamble.

"**Business Day**" has the meaning set forth in the Mandatory Convertible Preferred Stock Purchase Agreement.

"**Closing Date**" has the meaning set forth in the Mandatory Convertible Preferred Stock Purchase Agreement.

"**Commission**" means the U.S. Securities and Exchange Commission.

"**Common Stock**" means the common stock, par value $0.001 per share, of the Company.

"**Company**" has the meaning set forth in the Preamble.

"**DTC Transfer Notice**" means a written notice delivered by a Holder of Shares to the Company requesting that such Holder's Shares be deposited into the facilities of the Depository Trust Company in book-entry form without any restrictive legends or stop transfer orders and represented by an unrestricted CUSIP number.

"**Effectiveness Deadline**" means, with respect to the Initial Registration Statement or the New Registration Statement, the 120th calendar day following the Resale Restriction Termination Date (or, in the event the Commission reviews and has written comments to the Initial

Registration Statement or the New Registration Statement, the 180th calendar day following the Resale Restriction Termination Date); *provided, however,* that if the Company is notified by the Commission that the Initial Registration Statement or the New Registration Statement will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Registration Statement shall be the 5th Business Day following the date on which the Company is so notified; *provided, further*, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business.

"**Effectiveness Period**" has the meaning set forth in Section 2(b).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

"**Holder**" or "**Holders**" means the holder or holders, as the case may be, from time to time of Registrable Securities.

"**Indemnified Party**" has the meaning set forth in Section 5(c).

"**Indemnifying Party**" has the meaning set forth in Section 5(c).

"**Initial Registration Statement**" means the initial Registration Statement filed pursuant to Section 2(a) of this Agreement.

"**Losses**" has the meaning set forth in Section 5(a).

"**Mandatory Convertible Preferred Stock**" means the Series A Mandatory Convertible Preferred Stock, par value $0.001 per share, of the Company.

"**Mandatory Convertible Preferred Stock Purchase Agreement**" has the meaning set forth in the Recitals.

"**New Registration Statement**" has the meaning set forth in Section 2(a).

"**Person**" has the meaning set forth in the Mandatory Convertible Preferred Stock Purchase Agreement.

"**Preferred Shares**" means the shares of Mandatory Convertible Preferred Stock issued to the Purchasers pursuant to the Mandatory Convertible Preferred Stock Purchase Agreement.

"**Proceeding**" means any action, claim, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation, whether commenced or threatened, pending before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

"**Prospectus**" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"**Purchaser**" or "**Purchasers**" has the meaning set forth in the Recitals.

"**Registrable Securities**" means all of (i) the Shares, (ii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing and (iii) any securities into which the Common Stock would be convertible into or exchanged for in connection with a Reorganization Event (as defined in the Certificate of Designations for the Mandatory Convertible Preferred Stock); *provided*, that with respect to a particular Holder, such Holder's Shares and securities shall cease to be Registrable Securities (x) upon a sale pursuant to an effective Registration Statement or (y) when such Securities may be sold by someone who is not, and has not been within the three months preceding, an Affiliate of the Company without any limitation as to volume or manner of sale and without the need for current public information required by Rule 144(c)(1) under the Securities Act.

"**Registration Statements**" means any one or more registration statements of the Company filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement (including, without limitation, the Initial Registration Statement, the New Registration Statement and any Remainder Registration Statements), including (in each case) the amendments and supplements to such Registration Statements, including pre- and post-effective amendments thereto, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statements.

"**Remainder Registration Statements**" has the meaning set forth in Section 2(a).

"**Resale Restriction Termination Date**" means the date that is the later of (A) the date that is one year after the Closing Date, or such shorter period of time after which Shares may be sold by someone who is not, and has not been within the three months preceding, an Affiliate of the Company without any limitation as to volume or manner of sale and without the need for current public information required by Rule 144(c)(1) under the Securities Act, and (B) such later date, if any, as may be required by applicable law.

"**Rule 144**" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"**Rule 415**" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"**Rule 424**" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"**SEC Guidance**" means (i) any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff, provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the Commission and (ii) the Securities Act.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

"**Selling Stockholder Questionnaire**" means a questionnaire in the form attached as Annex B hereto, or such other form of questionnaire as may reasonably be adopted by the Company from time to time.

"**Shares**" means the shares of Common Stock issued upon conversion of the shares of Mandatory Convertible Preferred Stock pursuant to its terms.

2.   Registration.

(a)   If, following the Resale Restriction Termination Date, any Holder of the Shares that is not, and has not been within the three months preceding, an Affiliate of the Company, is unable to sell Shares under Rule 144 of the Securities Act and delivers a DTC Transfer Notice to the Company and complies with its obligations as set forth in the last sentence of Section 7(i), promptly following (and in any event within five Business Days of) the earlier of delivery of such DTC Transfer Notice and the 121st date following the Resale Restriction Termination Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other means of distribution of Registrable Securities as the Holders may reasonably specify (the "**Initial Registration Statement**"). The Initial Registration Statement will be on Form S-1, Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering, at the election of the Company, and is expected to contain a "Plan of Distribution" section substantially in the form attached hereto as Annex A (modified to respond to comments, if any, provided by the Commission).

(i)   Notwithstanding the registration obligations set forth in this Section 2, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (x) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the Commission and/or (y) withdraw the Initial Registration Statement and file a new registration statement (a "**New Registration Statement**"), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on

Form S-1 or such other form available to register for resale the Registrable Securities as a secondary offering.

(ii)   Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering without naming any Holder as an underwriter (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the Registrable Securities to be registered on such Registration Statement will be reduced as follows: first, the Company shall reduce or eliminate the Registrable Securities to be included by any Person other than a Holder; second, the Company shall reduce or eliminate any Registrable Securities to be included by any Affiliate of the Company; and third, the Company shall reduce the number of Registrable Securities to be included by all other Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Initial Registration Statement or files a New Registration Statement, as the case may be, under clauses (i)(x) or (i)(y) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended, or the New Registration Statement (the "**Remainder Registration Statements**").

(b)   If the Company is obligated to file a Registration Statement pursuant to Section 2(a), the Company shall use its commercially reasonable efforts to cause each Registration Statement to be declared effective by the Commission as soon as practicable and, with respect to the Initial Registration Statement or the New Registration Statement, as applicable, no later than the Effectiveness Deadline and, subject to Section 2(e), shall use its commercially reasonable efforts to keep each Registration Statement continuously effective under the Securities Act for so long as the securities registered for resale thereunder retain their character as "Registrable Securities" or until the 30th day following the first day on which no Preferred Shares are outstanding, whichever is earlier (the "**Effectiveness Period**"). The Company shall promptly notify the Holders via electronic mail of the effectiveness of a Registration Statement or any post-effective amendment thereto promptly after the date that the Company telephonically confirms effectiveness with the Commission.

(c)   [Reserved].

(d)   At least ten (10) Business Days prior to the first anticipated filing date of a Registration Statement for any registration under this Agreement, the Company will notify each Holder of such planned filing, and each Holder agrees to furnish to the Company a completed Selling Stockholder Questionnaire at least five (5) Business Days prior to such first anticipated filing. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement for any registration under this Agreement, the Company will notify each Holder of the information the Company requires in connection with the filing from that Holder other than the information contained in the Selling Stockholder Questionnaire, if any, which shall be completed and delivered to the Company promptly upon request and, in any event, within two (2) Business Days prior to the applicable anticipated filing date. Each Holder further agrees that it shall not be entitled to be named as a selling security holder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time, unless such Holder has returned to the Company a completed and signed Selling Stockholder Questionnaire and a response to any requests for further information as described in the previous sentence. If a Holder of Registrable Securities returns a Selling Stockholder Questionnaire or a request for further information, in either case, after its respective deadline, the Company shall use its commercially reasonable efforts to take such actions as are required to name such Holder as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto and to include (to the extent not theretofore included) in the Registration Statement the Registrable Securities identified in such late Selling Stockholder Questionnaire or request for further information. Each Holder acknowledges and agrees that the information in the Selling Stockholder Questionnaire or request for further information as described in this Section 2(d) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

(e)   If the Company is obligated to file a Registration Statement pursuant to Section 2(a), the Company (i) shall, if it is eligible at such time to do so, register the resale of the Registrable Securities on Form S-3 or another short-form registration statement and (ii) in case the Company is not eligible to use Form S-3 or another short-form registration statement, undertakes to use its commercially reasonable efforts to register the Registrable Securities on Form S-1 or such other form as is then available and cause such Registration Statement to be declared effective by the Commission as soon as practicable, and, in each case, shall maintain the Registration Statement continuously effective under the Securities Act for the duration of the Effectiveness Period.

3.   Registration Procedures.

In connection with the Company's registration obligations hereunder, the Company shall:

(a)   (i) Subject to Section 3(g), prepare and file with the Commission such amendments (including post-effective amendments) and supplements to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably practicable to any comments received from the Commission with respect to each Registration Statement or any amendment thereto; and (iv) comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement until such time as all of such Registrable Securities cease to be Registrable Securities or shall have been disposed of (subject to the terms of this Agreement) in accordance with the intended methods of disposition by the Holders thereof as set forth in such Registration Statement as so amended or in such Prospectus as so supplemented; *provided, however,* that in the event the

Company informs the Holders in writing that it does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities, the Company shall deliver to the Holders a copy of the Prospectus in electronic format and each such Holder shall be responsible for the delivery of the Prospectus to the Persons to whom such Holder sells any of the Registrable Securities, and each Holder agrees to dispose of Registrable Securities in compliance with the "Plan of Distribution" described in the Registration Statement and otherwise in compliance with applicable federal and state securities laws. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(a)) by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Exchange Act, the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements to the Registration Statement (including post-effective amendments) with the Commission on the same day on which the Exchange Act report which created the requirement for the Company to amend or supplement such Registration Statement was filed. The Company shall thereafter use its commercially reasonable efforts to have any such post-effective amendments to the Registration Statement be declared effective by the Commission.

(b) Notify the Holders (which notice shall, pursuant to clauses (iii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made), as promptly as reasonably practicable: (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on any Registration Statement (in which case the Company shall provide to each of the Holders true and complete copies of all comments that pertain to the Holders as a "Selling Stockholder" or to the "Plan of Distribution" and all written responses thereto, but not information that the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment thereto, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information that pertains to the Holders as "Selling Stockholders" or the "Plan of Distribution"; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, form of prospectus or supplement thereto, in light of the circumstances under which they were made), not misleading and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus, *provided* that, any and all such information shall remain confidential to each Holder until such information otherwise becomes public, unless disclosure by a Holder is required by law; and *provided, further*, that notwithstanding each Holder's agreement to keep such information confidential, each such Holder makes no acknowledgement that any such information is material, non-public information.

(c)   Use commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as soon as practicable.

(d)   If requested by a Holder, furnish to such Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission; *provided*, that the Company shall have no obligation to provide any document pursuant to this clause that is available on the Commission's EDGAR system.

(e)   Prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the U.S. as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement; *provided*, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, would subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(f)   If requested by a Holder, cooperate with such Holder to facilitate the timely preparation and delivery of certificates or book-entry statements representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates or book-entry statements shall be free, to the extent permitted by the Mandatory Convertible Preferred Stock Purchase Agreement and under law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may reasonably request.

(g)   Following the occurrence of any event contemplated by Section 3(b), as promptly as reasonably practicable (taking into account the Company's good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event), prepare a supplement or amendment, including a post-effective amendment, to the affected

Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, form of prospectus or supplement thereto, in light of the circumstances under which they were made), not misleading. If the Company notifies the Holders in accordance with clauses (iii) through (vi) of Section 3(b) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company shall be entitled to exercise its right under this Section 3(g) to suspend the availability of a Registration Statement and Prospectus for up to two periods not to exceed 60 calendar days each (which need not be consecutive days) in any 12-month period. For the avoidance of doubt, the Company's rights under this Section 3(g) shall include suspensions of availability arising from the filing of a post-effective amendment to a Registration Statement to update the Prospectus therein to include the information contained in the Company's Annual Report on Form 10-K, which suspensions may extend for the amount of time reasonably required to respond to any comments of the staff of the Commission on such amendment.

(h) The Company may require each selling Holder to furnish to the Company a certified statement as to (i) the number of shares of Common Stock and Mandatory Convertible Preferred Stock beneficially owned by such Holder and any Affiliate thereof, (ii) any Financial Industry Regulatory Authority, Inc. ("**FINRA**") affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock or Mandatory Convertible Preferred Stock and (iv) any other information as may be requested by the Commission, FINRA or any state securities commission. During any periods that the Company is unable to meet its obligations hereunder with respect to the registration of Registrable Securities because any Holder fails to furnish such information within three (3) Business Days of the Company's request, the Company shall not be liable to such Holder for any failure or delay in the performance of its obligations hereunder with respect to the registration of Registrable Securities, which shall be deemed suspended with respect to such Holder until such information is furnished to the Company.

(i) The Company shall cooperate with any registered broker through which a Holder proposes to resell its Registrable Securities in effecting a filing with FINRA pursuant to FINRA Rule 5110 as reasonably requested by any such Holder, and the Company shall pay the filing fee required for the first such filing within five (5) Business Days of the request therefor.

4. Registration Expenses. All fees and expenses incident to the Company's performance of or compliance with its obligations under this Agreement (excluding any underwriting discounts and selling commissions and all legal fees and expenses of legal counsel for any Holder) shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to compliance with applicable state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the

eligibility of the Registrable Securities for investment under the laws of such jurisdictions as requested by the Holders) and (B) if not previously paid by the Company pursuant to Section 3(i) hereof, with respect to any filing that may be required to be made by any broker through which a Holder intends to make sales of Registrable Securities with FINRA pursuant to FINRA Rule 5110, so long as the broker is receiving no more than a customary brokerage commission in connection with such sale), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Holder or any legal fees or other costs of the Holders.

5.   Indemnification.

(a)   Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder and its Affiliates, directors, officers, stockholders, members, partners, managers, employees, representatives, investment advisers and agents, each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the directors, officers, stockholders, members, partners, managers, employees, representatives, investment advisers and agents of each such controlling Person, to the fullest extent permitted by applicable law, from and against, and shall pay and reimburse them for, any and all losses, claims, damages, liabilities, obligations, contingencies, amounts paid in settlement in accordance with Section 5(c), costs and expenses (including, without limitation, all judgments, amounts paid in settlements, court costs, reasonable costs of preparation and investigation and reasonable attorneys' fees) (collectively, "**Losses**"), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or any omission or alleged omission to state a material fact required to be stated in any Registration Statement, Prospectus or amendment or supplement thereto or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (ii) any violation or alleged violation by the Company or its agents of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to any Registration Statement; *provided, however*, that in the case of clause (i) above the Company shall not have such an indemnification obligation to the extent, but only to the extent, that such Losses arise out of or are based upon: (A) any such untrue statements, alleged untrue statements, omissions or alleged omissions that are made solely in reliance upon and in conformity with (x) information regarding such Holder furnished in writing to the Company by such Holder expressly for use in such Registration Statement, Prospectus or amendment or supplement thereto or (y) information relating to such Holder's proposed method of distribution of Registrable Securities that was reviewed and approved in writing by such Holder expressly for use in such Registration Statement, Prospectus or amendment or supplement thereto (it being understood that such Holder has approved Annex A hereto for this purpose); (B) in the case of an occurrence of an event of the type specified in Section 3(b)(iii)-(vi), the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that such Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice (as contemplated by and defined in Section 7(d) below); or (C) such Holder's failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required pursuant to Rule 172 under the Securities Act (or any successor rule), to the Persons asserting an untrue statement, alleged untrue statement, omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus or supplement. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. The Company's indemnification obligation under this Section 5(a) shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party and shall survive the transfer of the Registrable Securities by the Holders.

(b)   Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company and its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or amendment or supplement thereto, or that arise out of or are based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, or supplement thereto, in light of the circumstances under which they were made) not misleading; *provided*, *however*, that such Holder shall only be so obligated to the extent that such Losses arise out of or are based upon: (A) any such untrue statements, alleged untrue statements, omissions or alleged omissions that are based upon (x) information regarding such Holder furnished in writing to the Company by such Holder expressly for use in such Registration Statement, Prospectus or amendment or supplement thereto and such untrue statement or alleged untrue statement or omission or alleged omission had not been corrected in such Prospectus or any amendment or supplement thereto prior to, or concurrently with, the sale of Registrable Securities to such Person asserting the applicable indemnification claim or (y) information relating to such Holder's proposed method of distribution of Registrable Securities that was reviewed and approved in writing by such Holder expressly for use in such Registration Statement, Prospectus or amendment or supplement thereto (it being understood that such Holder has approved Annex A hereto for this purpose); or (B) in the case of an occurrence of an event of the type specified in Section 3(b)(iii)-(vi), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that such Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice (as contemplated by and defined in Section 7(d) below). Each Holder's indemnification obligation under this Section 5(b) shall be several and not joint. In no event shall the indemnification obligation of any Holder under this Section 5(b) be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c)   Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "**Indemnified Party**"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "**Indemnifying Party**") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with defense thereof, *provided*, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest exists if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); *provided*, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding and such settlement does not include any non-monetary limitation on the actions of any Indemnified Party or any of its affiliates or any admission of fault or liability on behalf of any such Indemnified Party.

Subject to the terms of this Agreement, all fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 5) shall be paid to the Indemnified Party, as incurred, within twenty (20) Business Days of written notice thereof to the Indemnifying Party; *provided*, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally judicially determined to not be entitled to indemnification hereunder. The failure to deliver written notice to the Indemnifying Party within a reasonable time of the commencement of any such action shall not relieve such Indemnifying Party of any liability to the Indemnified Party under this Section 5, except to the extent that the Indemnifying Party is materially and adversely prejudiced in its ability to defend such action.

(d)   Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 5 was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), (A) no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (B) no contribution will be made under circumstances where the maker of such contribution would not have been required to indemnify the Indemnified Party under the fault standards set forth in this Section 5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

6.   Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company agrees, until all the Registrable Securities are sold by the Purchasers, to use its commercially reasonable efforts to:

(a)   during the period starting six months after the issuance of the Mandatory Convertible Preferred Stock through the one-year anniversary of such date, make and keep adequate current public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof; and

(b)   so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request (i) a copy of the most recent annual or quarterly report of the Company (unless otherwise available at no charge by access electronically to the Commission's EDGAR filing system), (ii) a written statement by the Company as to its compliance with the reporting requirements of the Exchange Act and Rule 144 under the Securities Act and (iii) such other reports, documents or information as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

7.   <u>Miscellaneous</u>.

(a)   <u>Remedies</u>. Subject to the limitations set forth elsewhere in this Agreement, in the event of a breach by the Company or by a Holder of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b)   [Reserved].

(c)   <u>Compliance</u>. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it (unless an exemption therefrom is available) in connection with sales of Registrable Securities pursuant to the Registration Statement, and shall sell the Registrable Securities only in accordance with a method of distribution described in the Registration Statement.

(d)   <u>Discontinued Disposition</u>. By its acquisition of Registrable Securities, the Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(b)(iii)-(vi) (which notice shall not contain any material, non-public information regarding the Company), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the "**Advice**") by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(e)   <u>No Inconsistent Agreements</u>. The Company has not entered, as of the date hereof, nor shall the Company, on or after the date hereof, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

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(f)   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, or waived unless the same shall be in writing and signed by the Company and Holders holding no less than a majority of the then outstanding Registrable Securities, *provided* that any party may give a waiver as to itself. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of all of the Registrable Securities to which such waiver or consent relates; *provided*, *however,* that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding anything to the contrary in this Section 7(f), no amendment, modification, supplement or waiver of any provision of this Agreement may make any direct or indirect changes to this Agreement that, individually or in the aggregate, are materially adverse to the rights of a Holder (solely in its capacity as such) without the consent of each such Holder.

(g)   Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Mandatory Convertible Preferred Stock Purchase Agreement.

(h)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Company may not assign its rights (except by merger or in connection with another entity acquiring all or substantially all of the Company's assets) or obligations hereunder without the prior written consent of all the Holders of the then outstanding Registrable Securities. Each Holder may assign its respective rights hereunder in the manner and to the Persons as permitted under the Mandatory Convertible Preferred Stock Purchase Agreement *provided* in each case that (i) the Holder agrees in writing with the transferee or assignee to assign such rights and related obligations under this Agreement, and for the transferee or assignee to assume such obligations, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being transferred or assigned, (iii) at or before the time the Company received the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein and (iv) the transferee is an institutional "accredited investor" within the meaning of Rule 501 under the Securities Act.

(i)   DTC Undertaking. If, subject to the last sentence of this Section 7(i), any Holder of Shares that is not, and has not been within the three months preceding, an Affiliate of the Company, delivers a DTC Transfer Notice to the Company, following the Resale Restriction Termination Date, the Company shall use commercially reasonable efforts to cause such Holder's Shares to be deposited into the facilities of the Depository Trust Company in book-entry form without any restrictive legends or stop transfer orders and represented by an unrestricted CUSIP number. In addition, subject to the last sentence of this Section 7(i), if, prior to the sale of any Registrable Securities pursuant to a Registration Statement, the Holder of such Registrable Securities delivers a DTC Transfer Notice to the Company, upon the sale of such Registrable Securities pursuant to the Registration Statement, the Company shall cause such Holder's Registrable Securities to be deposited into the facilities of the Depository Trust Company in book-entry form without any restrictive legends or stop transfer orders and represented by an unrestricted CUSIP number. Concurrently with the delivery by any Holder of a DTC Transfer Notice to the Company (x) if such Holder's Shares are then held in certificated form or book-entry form at the Company's transfer agent, such Holder shall deliver its certificate or book-entry position representing the Shares to the Company's transfer agent, accompanied by instruments of transfer or assignment duly executed by the Holder and any medallion guarantees required by the Company's transfer agent and (y) such Holder shall provide the Company and its counsel with documents reasonably requested by the Company, including a customary representation letter, in each case, to facilitate the deposit of such Shares into the facilities of the Depository Trust Company in book-entry form without any restrictive legends or stop transfer orders and represented by an unrestricted CUSIP number.

(j)   Execution and Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature were the original thereof.

(k)   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Mandatory Convertible Preferred Stock Purchase Agreement.

(l)   Cumulative Remedies. Except as provided herein, the remedies provided herein are cumulative and not exclusive of any other remedies provided by law. No waiver of any provision of this Agreement or of any breach of this Agreement shall be deemed a waiver of any other provision of this Agreement or of any preceding or succeeding breach of this Agreement. No waiver or extension of time for the performance of any obligation hereunder shall be deemed a waiver or extension of time for the performance of any other obligation hereunder.

(m)   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their good faith reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(n)   Headings. The headings in this Agreement are for convenience only and shall not limit or otherwise affect the meaning hereof.

(o)   Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may be reasonably required to carry out the transactions contemplated hereby and to evidence the fulfilment of the agreements contained herein.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the date first above written.

ESAB CORPORATION

By:________________________________
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the date first above written.

[●]

By:_____
Name:
Title: